SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 5)(1)

                               Datalink.net, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  23804 A 107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

        Bruce Glaser, 830 Third Avenue, Fourth Floor, New York, NY 10022
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               December 31, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 11 Pages)

----------
      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23804 A 107             SCHEDULE 13D                Page 2 of 11 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Commonwealth Associates L.P.
      13-3467952
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            311,053
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        311,053
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      311,053
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.2%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 23804 A 107             SCHEDULE 13D                Page 3 of 11 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Commonwealth Associates Management Company, Inc.
      13-3468747
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            311,053
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        311,053
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      311,053
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.2%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 23804 A 107             SCHEDULE 13D                Page 4 of 11 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Michael S. Falk
      ###-##-####
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        160,767
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            311,053
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               160,767
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        311,053
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      471,820
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      11.9%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 23804 A 107             SCHEDULE 13D                Page 5 of 11 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Robert Priddy
      ###-##-####
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            311,053
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        311,053
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      311,053
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.2%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 23804 A 107             SCHEDULE 13D                Page 6 of 11 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Keith Rosenbloom
      ###-##-####
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            311,053
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        311,053
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      311,053
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.2%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 23804 A 107             SCHEDULE 13D                Page 7 of 11 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Basil Asciutto
      ###-##-####
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            311,053
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        311,053
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      311,053
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.2%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 8 of 11 Pages


Item 1.     Security and Issuer.

            This statement relates to the common stock, par value $.001 per share ("Common Stock"), of Datalink.net, Inc. (formerly Datalink Systems Corporation), a Nevada corporation (the "Company"). The address of the Company's principal executive office is 1735 Technology Drive, Suite 790, San Jose, CA 95110.

            The shares of Common Stock that are the subject of this statement include those issuable (i) upon exercise of warrants (the "Agent's Warrants") initially issued to Commonwealth (a portion of which were subsequently distributed as described in Item 3 below), subject to adjustment in certain instances, at an exercise price of $3.75 per share, and (ii) upon conversion of the shares of the Company's Series A Convertible Preferred stock, par value $.001 per share (the "Series A Preferred Stock"), currently at a conversion rate of one share of Common Stock for each share of Series A Preferred Stock, subject to adjustment in certain instances.

Item 2.     Identity and Background.

            This statement is filed jointly by Commonwealth Associates L.P. ("Commonwealth"), a limited partnership organized under the laws of New York, whose principal business is investment banking and advisory services, Commonwealth Associates Management Company, Inc., the corporate general partner of Commonwealth ("CAMC"), Michael S. Falk, the Chairman and controlling equity owner of CAMC, Keith Rosenbloom and Basil Asciutto, employees, directors and shareholders of CAMC, and Robert Priddy, a director and shareholder of CAMC (the "Reporting Persons").

            The sole officer of CAMC (the "CAMC Officer") is Joseph Wynne, a U.S. citizen.

            The business address for all of the Reporting Persons other than Mr. Priddy is 830 Third Avenue, 4th Floor, New York, New York 10022. Mr. Priddy is a principal of RMC Capital, 1640 Powers Ferry, Suite 125, Marietta, Georgia 30067, an investment firm.

            During the past five years, none of the Reporting Persons or CAMC Officers has been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

            Commonwealth acquired the Agent's Warrants on November 5, 1997 in connection with a private placement (the "Private Placement") of Units (the "Units") of the Company, pursuant to which Commonwealth acted as placement agent, each Unit consisting of 40,000 shares of Series A Preferred Stock and 20,000 warrants (the "Warrants") to purchase the Company's Common Stock. The Warrants are exercisable at $5.00 per share for a period commencing November 5, 1998 and expiring on November 5, 2002. The Agent's Warrants are exercisable at any time during the five-year period commencing November 5, 1997 and terminating on November 5, 2002 at an exercise price of $3.75 per share. On January 22, 1998, Commonwealth distributed an aggregate of 390,098 Agent's Warrants to its officers and employees, including 180,767 Agent's Warrants which were distributed to Mr. Falk, 47,235 which were distributed to Mr. Rosenbloom, and 7,973 which were distributed to Joseph P. Wynne, an executive officer of the General Partner. Commonwealth disclaims beneficial ownership of the Agent's Warrants held by Messrs. Falk, Wynne and Rosenbloom. Each of Messrs. Wynne and

                                                              Page 9 of 11 Pages


            Rosenbloom disclaim beneficial ownership of the securities beneficially owned by Commonwealth, other than that portion which corresponds with his equity ownership in CAMC.

Item 4.     Purpose of Transaction.

            Not Applicable

            The Reporting Persons have no present plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and formulate plans or proposals with respect thereto, but have no present intention of doing so.

Item 5.     Interest in Securities of the Issuer.

(a)(1) Commonwealth is the beneficial owner of an aggregate of 311,053 shares of Common Stock, representing approximately 8.2% of the issued and outstanding shares of Common Stock of the Company. Commonwealth's holdings include the right to acquire 308,553 shares issuable upon exercise of Placement Agent's Warrants.

(a)(2) Mr. Falk is the beneficial owner of an aggregate of 160,767 shares of Common Stock, representing approximately 4.4% of the issued and outstanding shares of Common Stock of the Company, in addition to Commonwealth's 311,053 shares. Mr. Falk's holdings include the right to acquire (i) 155,767 shares issuable upon exercise of Placement Agent's Warrants and (ii) 5,000 shares issuable upon exercise of Private Placement Warrants. In his capacity as Chairman and controlling equity owner of CAMC, Mr. Falk shares voting and dispositive power with respect to the securities beneficially owned by Commonwealth and may be deemed to be the beneficial owner of such securities.

(a)(3) In his capacity as a director and equity owner of CAMC, Mr. Priddy shares indirect voting and dispositive power with respect to the securities beneficially owned by Commonwealth and may be deemed to be the beneficial owner of such securities, although Mr. Priddy disclaims beneficial interest in such shares other than that portion which corresponds with his equity ownership in CAMC.

(a)(4) In his capacity as a director and equity owner of CAMC, Mr. Rosenbloom shares indirect voting and dispositive power with respect to the securities beneficially owned by Commonwealth and may be deemed to be the beneficial owner of such securities, although Mr. Rosenbloom disclaims beneficial interest in such shares other than that portion which corresponds with his equity ownership in CAMC.

(a)(5) In his capacity as a director and equity owner of CAMC, Mr. Asciutto shares indirect voting and dispositive power with respect to the securities beneficially owned by Commonwealth and may be deemed to be the beneficial owner of such securities, although Mr. Asciutto disclaims beneficial interest in such shares other than that portion which corresponds with his equity ownership in CAMC.

            The precentages set forth above are calculated using a base of 3,498,433 shares of Common Stock outstanding. The Company also has outstanding 1,266,105 shares of preferred stock which are convertible on a one-for-one basis into Common Stock and vote together with the Common Stock. Assuming conversion of the preferred stock, the percentage ownership of the Reporting Persons would be as follows: Commonwealth and CAMC - 6.1%; Mr. Falk - 3.3%.

                                                             Page 10 of 11 Pages


(b)         Number of shares as to which each such person has:

(1)         sole power to vote or to direct the vote:

            (i) Mr. Falk has the sole power to vote or to direct the vote of his 160,767 shares.

(2)         shared power to vote or to direct the vote:

            Commonwealth, CAMC, and Messrs. Falk, Priddy, Rosenbloom and Asciutto share the power to vote or to direct the vote of Commonwealth's 328,553 shares.

(3)         sole power to dispose or to direct the disposition of:

            (i) Mr. Falk has the sole power to dispose or to direct the disposition of his 160,767 shares.

(4)         shared power to dispose of or to direct the disposition of:

            Commonwealth, CAMC, and Messrs. Falk, Priddy, Rosenbloom and Asciutto share the power to dispose or to direct the disposition of Commonwealth's 311,053 shares.

(c)         Inapplicable

(d)         Inapplicable

(e)         Inapplicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            None

Item 7.     Materials to be Filed as Exhibits.

(1)* Agency Agreement dated as of September 24, 1997 and Amendment No. 1 thereto dated as of October 31, 1997 between Commonwealth and the Company.

(2)* Certificate of Designation relating to Series A Preferred Stock, incorporated by reference to Exhibit 99 of the Company's Current Report on Form 8-K filed with the SEC on December 5, 1997.

(3)* Irrevocable Proxy dated as of November 13, 1997 between Commonwealth and Anthony LaPine.

(4)* Subscription Agreement regarding purchase of the Company's Series A Preferred Stock.

(5)* Warrant dated November 5, 1997 to purchase shares of Common Stock issued to Commonwealth.

(6)* Joint Statement on Schedule 13D, as required by Rule 13d-1(f)(1) under the Exchange Act.

----------
      *Previously filed.

                                                             Page 11 of 11 Pages


                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 1, 2000                      Commonwealth Associates L.P.
       New York, New York

                                          By: Commonwealth Associates Management
                                          Company, Inc., its general partner


                                          By: /s/ Joseph Wynne
                                              ----------------------------------
                                                  Joseph Wynne
                                                  Chief Financial


Dated: March 9, 2000                          /s/ Michael S. Falk
       New York, New York                 --------------------------------------
                                          Michael S. Falk


Dated: March 9, 2000                          /s/ Robert Priddy
       Marietta, Georgia                  --------------------------------------
                                          Robert Priddy


Dated: March 9, 2000                          /s/ Keith Rosenbloom
       New York, New York                 --------------------------------------
                                          Keith Rosenbloom


Dated: March 9, 2000                          /s/ Basil Asciutto
       New York, New York                 --------------------------------------
                                          Keith Rosenbloom